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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Hanover Compressor Company

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

410768 10 5

(CUSIP Number)

Ellen Summer, Esq.

General Counsel and Secretary

Schlumberger Limited

153 East 53rd Street, 57th Floor

New York, New York 10022-4624

(212) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Technology Corporation 22-1692661

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,911,231 8. Shared Voting Power 0 9. Sole Dispositive Power 6,911,231 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,911,231

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Surenco S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,430,304 8. Shared Voting Power 0 9. Sole Dispositive Power 1,430,304 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,430,304

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Oilfield Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 366,158 8. Shared Voting Power 0 9. Sole Dispositive Power 366,158 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) See below	☒

6.	Citizenship or Place of Organization Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,707,693

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to common stock, par value $0.001 per share, of Hanover Compressor Company (the “Hanover Stock”) and is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 12001 North Houston Rosslyn, Houston, Texas 77806.

Item 2.	Identity and Background

The name of the reporting persons filing this statement are Schlumberger Limited, a company incorporated in the Netherlands Antilles (“SLB”), Schlumberger Technology Corporation, a company incorporated in Texas (“STC”), Schlumberger Surenco S.A., a company incorporated in Panama (“Surenco”), and Schlumberger Oilfield Holdings Ltd., a company incorporated in the British Virgin Islands (“SOHL,” and together with SLB, STC and Surenco, the “Schlumberger Companies”). SLB owns, directly or indirectly, all of the equity interests of each of STC, Surenco and SOHL and thus may be deemed to beneficially own all of the Hanover Stock owned by the other Schlumberger Companies.

This statement amends the Amendment No.1 to Schedule 13D filed by the Schlumberger Companies on October 3, 2001 (Amendment No.1) solely to reflect internal restructuring among direct and indirect 100% wholly owned subsidiaries of Schlumberger Limited on December 31, 2001. There has been no change in the total beneficial ownership of Hanover Stock by the Schlumberger Companies, only in the identity of the subsidiaries that hold the Hanover Stock. Camco International, Inc., a company incorporated in Delaware and a 100% owned indirect subsidiary of SLB (“CII”) and Operational Services, Inc., a company incorporated in Texas and a 100% owned indirect subsidiary of SLB (“OSI”), were merged into STC on December 31, 2001 and ceased to exist on that date. Thus, the 6,762,479 shares of Hanover Stock then owned by CII and the 97,261 shares of Hanover Stock then owned by OSI are now owned by STC as reflected in this Amendment No. 2.

The directors and executive officers of each of SLB, STC, Surenco and SOHL are set forth on Schedule I hereto.

The addresses for the principal executive offices of the Schlumberger Companies are as follows:

153 East 53rd Street, 57th Floor

New York, New York 10022

42 rue Saint-Dominique

Paris, France 75007

Parkstraat 83

The Hague, The Netherlands 2514 JG

Schlumberger is the leading oilfield services company supplying technology, project management and information solutions that optimize performance for customers working in the international oil and gas industry. The company employs more than 50,000 people of over 140 nationalities working in 100 countries, and comprises two primary business segments.

Schlumberger Oilfield Services supplies a wide range of products and services that support core industry operational processes. WesternGeco, jointly owned with Baker Hughes, is the world’s largest seismic company and provides advanced acquisition and data processing surveys. In 2003, Schlumberger operating revenue was $11.5 billion.

During the past five years, none of SLB, STC, Surenco, SOHL or, to the best of their knowledge, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws except as previously described in Amendment No. 1, which description is incorporated herein by reference.

The attached Schedule I is a list of the executive officers and directors of SLB, STC, Surenco and SOHL which contain the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business address and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 2 only reports an internal restructuring. This Item is N/A to that transaction. The information in Amendment No.1 is incorporated herein by reference with respect to the original transaction by which the Schlumberger Companies acquired the Hanover Stock in August 2001.

Item 4.	Purpose of Transaction

This Amendment No. 2 only reports an internal restructuring. This Item is N/A to that transaction. The information in Amendment No.1 is incorporated herein by reference with respect to the original transaction by which the Schlumberger Companies acquired the Hanover Stock in August 2001.

Item 5.	Interest in Securities of the Issuer

(A) On August 31, 2001, the Schlumberger Companies and two other 100% owned indirect subsidiaries of SLB (CII and OSI) acquired an aggregate of 8,707,693 shares of Hanover Stock in connection with a sale of a division of the Schlumberger Companies. On December 31, 2001 CII and OSI were merged into STC and STC became the owner of the Hanover Stock previously owned by those entities. The holdings of the individual Schlumberger Companies as of the date of this filing are as follows:

COMPANY	SHARES	PERCENTAGE
STC	6,911,231	8.4%
Surenco	1,430,304	1.7%
SOHL	366,158	0.4%

Total	8,707,693	10.6%

SLB, as the direct or indirect owner of all of the other Schlumberger Companies, may be deemed to beneficially own all 8,707,693 shares of Hanover Stock owned by the Schlumberger Companies.

(B) Each of the Schlumberger Companies (other than SLB) has sole voting and dispositive power with respect to the number of shares of Hanover Stock set forth opposite its name in the table above.

(C) None of the Schlumberger Companies nor, to the best of their knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Hanover Stock during the past 60 days.

(D) Not applicable.

(E) CII ceased to be the beneficial owner of more than 5% of the Hanover Stock on December 31, 2001 when it merged into STC.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes from that described under Item 6 in Amendment No. 1, which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

No changes from that described under Item 7 in Amendment No. 1, which is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2004.

SCHLUMBERGER LIMITED			SCHLUMBERGER SURENCO S.A.

By:	/s/ Ellen Summer		By:	/s/ Jose Scalon Cotello
	Name:	Ellen Summer		Name:	Jose Scalon Cotello
	Title:	Secretary & General Counsel		Title:	Vice President

SCHLUMBERGER TECHNOLOGY CORPORATION			SCHLUMBERGER OILFIELD HOLDINGS LTD.

By:	/s/ Arlene Powis		By:	/s/ Arlene Powis
	Name:	Arlene Powis		Name:	Arlene Powis
	Title:	Assistant Secrtary		Title:	Assistant Secretary

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS

OF THE SCHLUMBERGER COMPANIES

Set forth below is the name and present principal occupation or employment of each executive officer and member of the board of directors of each of the Schlumberger Companies. The business address for each Company is listed below.

NAME and POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITZENSHIP
SLB	Mailing address: 153 East 53rd Street, 57th Floor New York, New York 10022 42 rue Saint-Dominique Paris, France 75007 Parkstraat 83 The Hague, The Netherlands 2514 JG

Directors:
John Deutch	Institute Professor, Massachusetts Institute of Technology, Cambridge, Massachusetts	USA
Jamie Gorelick	Partner, Wilmer, Cutler & Pickering, Washington, DC	USA
Andrew Gould	Chairman & Chief Executive Officer	UK
Tony Isaac	Chief Executive, The BOC Group plc, UK	UK
Adrian Lajous	Senior Energy Advisor, McKinsey & Company, Houston, TX and President of Petrométrica, Mexico	Mexico
Andre Levy-Lang	Independent Investor, France	France
Didier Primat	President, Primwest Holding N.V., Paris, France	France
Nicolas Seydoux	Chairman and Chief Executive Officer, Gaumont, Paris, France	France
Linda Stuntz	Partner, Stuntz, Davis & Staffier P.C., Washington, DC	USA
Sven Ullring	Independent Advisor, Norway	Norway

Executive Officers:
Andrew Gould	Chairman & Chief Executive Officer	UK
Jean-Marc Perraud	Executive Vice President & Chief Financial Officer	France
Dalton Boutte	Executive Vice President	USA
Chakib Sbiti	Executive Vice President, Oilfield Services	France & Morocco
Pierre Bismuth	Vice President	France
Mark Danton	Vice President	UK
Peter Goode	Vice President	Australia
Rene Huck	Vice President	France
Philippe Lacour-Gayet	Vice President	France
Satish Pai	Vice President	India
Jean-Dominique Percevault	Vice President	France
Douglas Pferdehirt	Vice President	USA
David Tournadre	Vice President	France

NAME and POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITZENSHIP
Simon Ayat	Vice President Controller & Business Processes	Lebanon
Ellen Summer	Secretary & General Counsel	USA
Michel Soublin	Treasurer	France
Frank Sorgie	Chief Accounting Officer	USA
Andre Erlich	Chief Information Officer	France & USA

STC:	Mailing address: 300 Schlumberger Drive Sugar Land, TX 77478

Directors:
Gary Kolstad	OFS GeoMarket Manager, US Land	USA
Arthur Lindenauer	Chairman STC	USA
Rex Ross	Vice President Industry Relations North America	USA

Executive Officers:
Arthur Lindenauer	Chairman	USA
David Mullen	President	Ireland
Roseline Chapel-Delaye	Vice President	USA
Dean Ferris	Vice President	USA
Gary Kolstad	Vice President	USA
Julio Quintana	Vice President	USA
Rex Ross	Vice President	USA
Zaki Selim	Vice President	Egypt
Luis Mesa	Vice President – Real Estate	Colombia
Michael Hantel	Secretary & General Counsel	USA
William Restrepo	Treasurer	Colombia
Roseline Chapel-Delaye	Controller	USA
Arlene Powis	Assistant Secretary	USA

SOHL:	Mailing Address: Craigmuir Chambers P.O. Box 71 Road Town, Tortola, BVI

Directors:
Johnson Olakunle Afilaka	MEA Business Development Manager	France
Manoj Kumar Birla	MEA Finance Manager	India
Lisa Hubbard	MEA QHSE Manager, WesternGeco	UK

Executive Officers:
Johnson Olakunle Afilaka	President	France
Lisa Hubbard	Vice President	UK
Torman Limited	Secretary	N/A
Manoj Kumar Birla	Treasurer	India
Arlene Powis	Assistant Secretary	USA

NAME and POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITZENSHIP

Surenco:	Mailing Address: 8 Calle Aquilino de la Guardia Panama City, Panama

Directors:
Jose Scalon Cotello	IPM VTT Operations Manager	Brazil
Herve R. Gehin	OFS GeoMarket Manager, VTT	France
Joseph Kantarjian	OFS GeoMarket Controller, VTT	Lebanon/Venezuela
Nabil Kassem	MEA Business Manager, SIS	Canada

Executive Officers:
Herve R. Gehin	President	France
Josde Scalon Cotello	Vice President	Brazil
Nabil Kassem	Vice President	Canada
Lydie Le Maitre	Secretary	France
Joseph Kantarjian	Treasurer	Lebanon/Venezuela